FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A Notice to ADR Holders, in connection with the announced bonus issuance, June 21, 2004 .

June 21, 2004

WEBZEN INC.

NOTICE TO ADR HOLDERS

The Board of Directors of Webzen has approved a resolution to affect a bonus issue of the company’s common shares. Shareholders will receive two (2) new common shares for every one (1) common share held as of the record date of June 28, 2004.

In connection with the common share bonus issue, the American Depositary Receipt (“ADR”) ratio is expected to be changed from ten (10) American Depositary Shares (“ADSs”) to one (1) common share to a new ratio of ten (10) ADSs to three (3) common shares, effective as of July 19, 2004.

Because the ratio change will not impact the number of ADSs held, no new ADSs will be distributed. Existing ADRs will continue to be valid and will not have to be exchanged for new ADRs.

Our Issuance and Cancellation books will be closed from the close of business on June 24, 2004 until the ratio change becomes effective. We will advise when additional information becomes available. Please contact us should you have any questions.

Contacts:

Grace Lee
Investor Relations
Webzen Inc.
(822) 3498-6813

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: June 21, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer